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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HUB INTERNATIONAL LIMITED
(Name of Issuer)
Common Shares
(Title of Class of Securities)
44332P101
(CUSIP Number)
William Logan
Apax Partners, L.P.
153 East 53rd Street, 53rd Floor
New York, New York 10022
(212) 419-2424
Amy Kim
Morgan Stanley
1585 Broadway
New York, New York 10036
(212) 761-4416
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:

Daniel S. Evans, Esq.
Ropes & Gray
One International Place
Boston, Massachusetts 02110

Brian E. Hamilton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
March 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D/A
     This Amendment No.1 (the “Amendment”) hereby amends the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 8, 2007 (the “Initial Statement”) relating to the common shares of Hub International Limited, a Canadian corporation (the “Company”). Terms used but not defined in this Amendment have the meanings defined in the Initial Statement. Except as specifically amended by this Amendment, the Initial Statement remains in full force and effect.
Item 4. Purpose of Transaction.
Item 4 — “Arrangement Agreement” is hereby amended and restated to read as follows:
   Arrangement Agreement
     On February 25, 2007, the Company entered into an Arrangement Agreement to be acquired by Maple Tree (as amended by Amendment No. 1 thereto dated as of March 22, 2007, the “Arrangement Agreement”). Certain members of the Company’s senior management team (collectively, the “Rollover Shareholders”), have agreed in principle to exchange a portion of their Common Shares and stock options to purchase Common Shares (“Company Options”) for shares and options of Maple Tree or an affiliate thereof.
     Under the terms of the Arrangement Agreement, Maple Tree will acquire all of the outstanding Common Shares, other than certain Common Shares held by Rollover Shareholders, pursuant to a Plan of Arrangement (the “Arrangement”) under the Canada Business Corporations Act (the “CBCA”). At the effective time of the Arrangement (the “Effective Time”), each Common Share, other than any Common Shares exchanged by the Rollover Shareholders or by shareholders who properly exercise dissent rights under the CBCA (“Dissenting Shareholders”), will be deemed to be transferred to Maple Tree in consideration for the right to receive a cash payment from the Company in the amount equal to US$41.50, without interest. Each Company Option that has not been exercised prior to the date of the Effective Time, other than Company Options exchanged by Rollover Shareholders, will be cancelled by the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the difference between US$41.50 and the exercise price of such Company Option, less any amounts the Company is required to withhold for taxes. Each of the Company’s restricted share units (“Company RSUs”) that by its terms accelerates at the Effective Time will be cancelled in consideration for the right to receive a cash payment from the Company in the amount equal to US$41.50, less any amounts the Company is required to withhold for taxes. Each Company RSU that does not by its terms accelerate at the Effective Time will remain in effect, with appropriate adjustments determined by the Company pursuant to the terms of the Company’s equity incentive plan under which such Company RSU was issued, and will vest in accordance with its terms, unless the Company and Maple Tree determine on or prior to the Effective Date to accelerate the vesting of such Company RSU. Common Shares held by Dissenting Shareholders will be deemed to be transferred to Maple Tree at the Effective Time in consideration for the right to receive an amount determined and payable in accordance with the provisions of the CBCA.
     Consummation of the Arrangement is subject to approval of the Arrangement by the Company’s shareholders, expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Competition Act (Canada) and the Investment Canada Act and other customary closing conditions.
Item 5. Interest in Securities of the Issuer.
Item 5(c) is hereby amended and restated to read as follows:
(c)
     None of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), has effected any transaction in Common Shares during the past sixty days, except for (i) the Arrangement Agreement and the Voting Agreement, and the transactions contemplated by those agreements and (ii) the transactions in common shares effected by a wholly-owned broker or dealer subsidiary of Morgan Stanley in the ordinary course of business on the New York Stock Exchange, the Toronto Stock Exchange or the over-the-counter market, as described below.

Bought (B)/ Sold (S)	Quantity	Price	Trade Date
B	200	32.600	01/23/2007
B	200	32.450	01/23/2007
B	200	32.460	01/23/2007
B	100	32.500	01/23/2007
B	100	32.530	01/23/2007
B	200	32.589	01/23/2007
S	400	32.580	01/23/2007
S	100	32.590	01/23/2007
S	100	32.610	01/23/2007

Bought (B)/ Sold (S)	Quantity	Price	Trade Date
S	100	32.620	01/23/2007
S	100	32.630	01/23/2007
S	1000	32.640	01/23/2007
S	100	32.030	01/23/2007
S	300	32.170	01/23/2007
S	400	32.548	01/23/2007
S	200	32.590	01/23/2007
B	100	32.510	01/24/2007
B	200	32.560	01/24/2007
B	100	32.760	01/24/2007
B	100	32.790	01/24/2007
B	100	32.809	01/24/2007
B	100	32.930	01/24/2007
B	100	32.940	01/24/2007
B	100	32.959	01/24/2007
B	100	38.840	01/24/2007
S	30	32.950	01/24/2007
S	100	32.480	01/24/2007
S	100	32.640	01/24/2007
S	100	32.660	01/24/2007
S	100	32.760	01/24/2007
S	200	32.780	01/24/2007
S	100	32.810	01/24/2007
S	100	32.830	01/24/2007
S	100	32.850	01/24/2007
S	100	32.870	01/24/2007
S	100	32.900	01/24/2007
S	100	32.930	01/24/2007
S	200	32.960	01/24/2007
B	300	32.430	01/25/2007
B	200	32.490	01/25/2007
B	300	32.670	01/25/2007
B	100	32.700	01/25/2007
B	200	32.720	01/25/2007
B	100	32.780	01/25/2007
S	100	32.550	01/25/2007
S	100	32.560	01/25/2007
B	100	32.420	01/26/2007
B	100	32.450	01/26/2007
B	200	32.500	01/26/2007
B	100	32.510	01/26/2007
B	100	32.520	01/26/2007
B	100	32.530	01/26/2007
B	100	32.560	01/26/2007
B	400	32.628	01/26/2007
B	200	38.350	01/26/2007
S	10	32.440	01/26/2007
S	200	32.600	01/26/2007
S	100	32.610	01/26/2007
S	100	32.650	01/26/2007
S	100	32.710	01/26/2007

Bought (B)/ Sold (S)	Quantity	Price	Trade Date
B	100	32.640	01/29/2007
B	200	32.780	01/29/2007
B	100	32.850	01/29/2007
B	100	32.860	01/29/2007
B	200	32.890	01/29/2007
B	100	32.950	01/29/2007
B	100	32.970	01/29/2007
B	100	33.000	01/29/2007
B	100	33.010	01/29/2007
S	100	32.710	01/29/2007
S	100	32.810	01/29/2007
S	100	32.910	01/29/2007
S	100	32.970	01/29/2007
S	200	33.000	01/29/2007
S	300	33.060	01/29/2007
S	100	33.090	01/29/2007
S	2,700	33.114	01/29/2007
S	200	33.120	01/29/2007
S	100	33.130	01/29/2007
B	100	32.810	01/30/2007
B	1,500	32.872	01/30/2007
S	20	32.850	01/30/2007
S	20	32.880	01/30/2007
S	100	33.000	01/30/2007
B	200	32.715	01/31/2007
B	100	32.770	01/31/2007
B	100	32.790	01/31/2007
B	300	32.810	01/31/2007
B	500	32.872	01/31/2007
B	100	33.040	01/31/2007
S	200	32.765	01/31/2007
S	600	32.790	01/31/2007
S	100	38.840	01/31/2007
B	200	32.850	02/01/2007
B	100	32.860	02/01/2007
B	1,100	32.869	02/01/2007
B	1,800	32.872	02/01/2007
B	100	32.880	02/01/2007
S	8	32.850	02/01/2007
S	100	32.850	02/01/2007
S	1,400	32.870	02/01/2007
S	300	32.893	02/01/2007
B	2,300	38.703	02/02/2007
S	300	32.650	02/02/2007
S	100	32.750	02/02/2007
S	500	32.766	02/02/2007
S	500	32.780	02/02/2007
S	100	32.790	02/02/2007
S	200	32.800	02/02/2007
S	100	32.900	02/02/2007
S	2,000	38.715	02/02/2007

Bought (B)/ Sold (S)	Quantity	Price	Trade Date
B	100	32.710	02/05/2007
B	100	32.760	02/05/2007
B	100	32.780	02/05/2007
S	50	32.730	02/05/2007
S	300	32.800	02/05/2007
B	100	32.660	02/06/2007
S	100	32.670	02/06/2007
S	100	32.740	02/06/2007
B	100	32.920	02/07/2007
B	300	33.000	02/07/2007
S	8	32.850	02/07/2007
S	100	33.000	02/07/2007
S	100	33.060	02/07/2007
S	300	39.100	02/07/2007
B	100	33.080	02/08/2007
B	100	33.100	02/08/2007
B	200	33.140	02/08/2007
S	100	33.060	02/08/2007
S	8,600	33.082	02/08/2007
S	100	33.210	02/08/2007
S	100	33.240	02/08/2007
B	100	33.510	02/09/2007
B	200	33.540	02/09/2007
B	3,900	33.557	02/09/2007
B	100	39.350	02/09/2007
S	100	33.280	02/09/2007
S	100	33.460	02/09/2007
S	100	33.490	02/09/2007
S	100	33.500	02/09/2007
S	400	33.508	02/09/2007
S	100	33.600	02/09/2007
S	100	33.610	02/09/2007
S	400	33.640	02/09/2007
B	100	33.040	02/12/2007
B	100	33.110	02/12/2007
B	800	33.150	02/12/2007
B	100	33.170	02/12/2007
B	100	33.260	02/12/2007
B	100	33.280	02/12/2007
B	200	33.290	02/12/2007
B	1,000	33.300	02/12/2007
B	4,900	33.311	02/12/2007
B	100	33.390	02/12/2007
B	100	33.460	02/12/2007
B	100	39.200	02/12/2007
S	100	33.610	02/12/2007
S	200	33.740	02/12/2007
S	1,100	39.190	02/12/2007
S	100	39.250	02/12/2007
B	100	33.070	02/13/2007
B	200	33.080	02/13/2007

Bought (B)/ Sold (S)	Quantity	Price	Trade Date
B	200	33.100	02/13/2007
B	200	33.200	02/13/2007
S	100	33.140	02/13/2007
S	100	33.180	02/13/2007
S	100	33.200	02/13/2007
S	100	33.280	02/13/2007
S	100	33.300	02/13/2007
S	100	38.620	02/13/2007
B	100	33.220	02/14/2007
B	100	33.250	02/14/2007
B	100	33.270	02/14/2007
B	100	33.280	02/14/2007
B	100	33.290	02/14/2007
B	300	33.297	02/14/2007
B	200	33.390	02/14/2007
S	100	33.170	02/14/2007
S	43	33.190	02/14/2007
S	457	33.213	02/14/2007
S	300	33.300	02/14/2007
S	100	38.680	02/14/2007
B	100	33.190	02/15/2007
B	200	33.250	02/15/2007
B	100	33.270	02/15/2007
B	100	33.280	02/15/2007
B	100	33.330	02/15/2007
S	10	33.27	02/15/2007
S	200	33.100	02/15/2007
S	100	33.180	02/15/2007
S	100	33.210	02/15/2007
S	200	33.250	02/15/2007
S	200	33.270	02/15/2007
S	100	33.290	02/15/2007
S	100	33.300	02/15/2007
S	100	38.580	02/15/2007
B	200	33.320	02/16/2007
S	200	33.320	02/16/2007
S	100	33.330	02/16/2007
S	100	33.350	02/16/2007
S	100	33.400	02/16/2007
S	200	38.625	02/16/2007
B	100	33.360	02/20/2007
B	200	33.460	02/20/2007
B	100	33.520	02/20/2007
S	500	33.430	02/20/2007
S	100	33.360	02/20/2007
S	100	33.410	02/20/2007
S	300	33.460	02/20/2007
S	100	39.080	02/20/2007
B	300	33.410	02/21/2007
B	100	38.690	02/21/2007
S	100	33.390	02/21/2007

Bought (B)/ Sold (S)	Quantity	Price	Trade Date
S	100	33.460	02/21/2007
S	100	33.500	02/21/2007
S	100	33.600	02/21/2007
S	200	33.680	02/21/2007
S	100	33.780	02/21/2007
S	100	33.790	02/21/2007
S	300	33.830	02/21/2007
S	300	38.900	02/21/2007
B	100	33.820	02/22/2007
B	100	33.950	02/22/2007
B	100	34.110	02/22/2007
B	100	34.140	02/22/2007
B	700	34.190	02/22/2007
B	200	39.450	02/22/2007
S	30	34.130	02/22/2007
S	30	34.130	02/22/2007
S	900	33.910	02/22/2007
S	100	33.960	02/22/2007
S	100	33.990	02/22/2007
S	100	34.000	02/22/2007
S	100	34.030	02/22/2007
S	100	34.040	02/22/2007
S	500	34.076	02/22/2007
S	200	39.445	02/22/2007
B	500	34.460	02/23/2007
B	100	34.470	02/23/2007
B	200	34.475	02/23/2007
B	1,700	39.730	02/23/2007
S	2,100	34.380	02/23/2007
S	100	34.390	02/23/2007
S	900	34.432	02/23/2007
S	100	34.450	02/23/2007
S	200	34.500	02/23/2007
S	100	39.900	02/23/2007
B	200	39.439	02/26/2007
B	700	39.454	02/26/2007
B	4,600	39.465	02/26/2007
S	200	39.440	02/26/2007
S	5,300	39.464	02/26/2007
S	12,300	39.549	02/26/2007
B	1,600	39.442	02/27/2007
B	1,518	39.470	02/27/2007
B	28,000	39.471	02/27/2007
B	500	39.480	02/27/2007
S	1,900	45.801	02/27/2007
S	106	39.000	03/02/2007
S	500	39.050	03/02/2007
S	352	38.950	03/07/2007
S	5,144	38.990	03/07/2007
S	300	39.000	03/07/2007
B	3,407	39.020	03/08/2007
S	200	39.010	03/08/2007
B	1,000	46.100	03/09/2007
S	176	38.950	03/13/2007

Item 7. Material to be Filed as Exhibits.
A.	Joint Filing Undertaking dated as of March 7, 2007 by and among Maple Tree, 0783521 B.C., Maple 2, Maple 1, Europe Maple, Europe VII Investments, Bridge Holdco, Apax Worldwide, US VII, US VII GP, US VII Ltd., Morgan Stanley and MSPI (previously filed as Exhibit A to the Initial Statement).
B.	Amendment No.1 to Arrangement Agreement dated as of March 22, 2007 by and between the Company and Maple Tree (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2007).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Dated: March 23, 2007

MAPLE TREE ACQUISITION
CORPORATION

By:	/s/ William Logan

Name:	William Logan
Title:	Treasurer

0783521 B.C. LTD.

By:	/s/ William Logan

Name:	William Logan
Title:	Treasurer

APAX MAPLE 2 SÀRL

By:	/s/ Geoffrey Henry

Name:	Geoffrey Henry
Title:	Class A Director

By:	/s/ W. David L. Williams

Name:	W. David L. Williams
Title:	Class B Director

APAX MAPLE 1 SÀRL

By:	/s/ Geoffrey Henry

Name:	Geoffrey Henry
Title:	Class A Director

By:	/s/ W. David L. Williams

Name:	W. David L. Williams
Title:	Class B Director

APAX EUROPE MAPLE S.A.R.L.

By:	/s/ Geoffrey Henry

Name:	Geoffrey Henry
Title:	Class A Director

By:	/s/ W. David L. Williams

Name:	W. David L. Williams
Title:	Class B Director

APAX EUROPE VII INVESTMENTS SÁRL
By: Apax Partners Europe Managers Ltd., its manager

By:	/s/ Richard Wilson

Name:	Richard Wilson
Title:	Director

By:	/s/ Andrew Sillitoe

Name:	Andrew Sillitoe
Title:	Director

APAX EUROPE VII BRIDGE HOLDCO LTD.

By:	/s/ Stephen J. Tilton

Name:	Stephen J. Tilton
Title:	Authorized Signatory

APAX PARTNERS WORLDWIDE LLP

By:	/s/ Richard Wilson

Name:	Richard Wilson
Title:	Member

By:	/s/ Andrew Sillitoe

Name:	Andrew Sillitoe
Title:	Member

APAX US VII, L.P.

By: Apax US VII GP, L.P., its general partner

By: Apax US VII GP, Ltd., its general partner

By:	/s/ Peter Jeton

Name:	Peter Jeton
Title:	Authorized Signatory

APAX US VII GP, L.P.

By: Apax US VII GP, Ltd., its general partner

By:	/s/ Peter Jeton

Name:	Peter Jeton
Title:	Authorized Signatory

APAX US VII GP, Ltd.

By:	/s/ Peter Jeton

Name:	Peter Jeton
Title:	Authorized Signatory

MORGAN STANLEY

By:	/s/ Dennine Bullard

Name:	Dennine Bullard
Title:	Authorized Signatory

MORGAN STANLEY PRINCIPAL INVESTMENTS,
INC.

By:	/s/ Edgar A. Sabounghi

Name:	Edgar A. Sabounghi
Title:	Vice President